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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 15
FIBERSTARS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
315 662 10 6 (CUSIP Number)

ADLT Class 7 Liquidating Trust
Bridge Associates, LLC, Trustee

747 Third Ave.
Suite 32A
New York, New York 10017
(212) 207-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 6, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    315 662 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADLT Series 7 Liquidating Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Illinois

Number of Shares		7.	Sole Voting Power 1,541,011
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 1,541,011

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,011

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person (See Instructions) OO

Page 2 of 5 Pages

Item 1. Security and Issuer.

        This statement relates to the common stock, par value $0.0001 per share, of Fiberstars, Inc., a California corporation (the "Issuer"), the principal executive offices of which are located at 44259 Nobel Drive, Fremont, California 94538.

Item 2. Identity and Background.

        (a)    This statement is filed by ADLT Series 7 Liquidating Trust (the "Trust").

        (b)    The business address of the Trust is 747 Third Ave., Suite 32A, New York, New York 10017.

        (c)    The Trust was created solely for the purpose of liquidating certain property for the benefit of its beneficiaries.

        (d) – (e)    Not applicable.

        (f)    The Trust was organized under the laws of the State of Illinois.

Item 3. Source and Amount of Funds or Other Consideration.

        The Trust is the successor in interest to 1,541,011 shares of Issuer common stock (the "Shares") previously and beneficially owned by Advanced Lighting Technologies, Inc. ("ADLT"). ADLT and certain of its affiliates filed, on February 5, 2003, a petition for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. In December, 2003, ADLT, the other bankruptcy debtors and one of ADLT's key stockholders filed with the bankruptcy court their Fourth Amended Chapter 11 Plan of Reorganization (together with the final confirmation order and any and all court-approved amendments thereto, the "Plan"). The Plan, which became effective on December 8, 2003, provided for a trust to hold certain property (including the Shares) previously owned by ADLT for the benefit of all but two of ADLT's common stockholders (the "Beneficiaries"). In connection with the implementation of the Plan, the Trust was formed on January 6, 2004 (the "Effective Date"). On the Effective Date, the Trust entered into the Second Amended and Restated Investor Agreement (the "Investor Agreement") with the Issuer and certain other persons a party thereto (which agreement is included as an Exhibit to this statement). Under the Investor Agreement, the Issuer granted consent to the transfer of the Shares to the Trust, and such transfer was effected on the Effective Date. In consideration for ADLT's transfer of the Shares and other assets to the Trust, the Beneficiaries' shares of ADLT common stock were cancelled, and the Beneficiaries received beneficial interests in the Trust in proportion to their cancelled shares of ADLT common stock.

Item 4. Purpose of Transaction.

        The Trust was organized for the purpose of conducting an orderly liquidation of the Shares and other assets formerly owned by ADLT for the benefit of the Beneficiaries. The Trustee will seek to identify means by which the Trust can arrange for one or more transactions pursuant to which the value of the assets of the Trust can be maximized. As of the date of this statement, no transaction which would lead to a disposition of the Shares has been identified, and the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). However, pursuant to the Investor Agreement, and subject to the terms and conditions set forth therein, the Trust has the right to require the Issuer to cause the Shares to be registered under the Securities Act. Transfer of the Shares is subject to certain restrictions contained in the Investor Agreement, including a restriction against a transfer of Shares that would cause any person to receive an interest greater than 5% of the Voting Securities (as defined in the Investor Agreement) unless otherwise consented to by the Issuer.

Item 5. Interest in Securities of the Issuer.

        (a)    The Trust beneficially owns 1,541,011 shares of the Issuer's common stock. This represents approximately 25.6% of the Issuer's common stock outstanding as of October 31, 2003.

        (b)    The Trust has the sole power to vote and dispose of 1,541,011 shares of the Issuer's common stock. However, pursuant to the Investor Agreement, until such time as the Trust no longer holds 7.5% of the Issuer's common stock, the Trust has agreed to vote the Shares with the Issuer's management on all matters (other than the election of directors) only in the same proportion as the remaining shareholders of the Issuer vote. Under the Investor Agreement, the Trust's power to dispose of the Shares is restricted.

Page 3 of 5 Pages

        (c)    The Trust acquired 1,541,011 shares of the Issuer's common stock pursuant to the transaction described in Item 3, above.

        (d) – (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Investor Agreement provides, among other things, as follows:

        (a)    The Trust's agreement not to solicit proxies with respect to the election or removal of any of the Issuer's directors;

        (b)    The Trust's agreement not to deposit the Shares in a voting trust or to join a group or otherwise act in concert with a third person for the purpose of acquiring, holding, voting or disposing of the Shares;

        (c)    The Trust's agreement to notify the Issuer's management if it plans to acquire or dispose of the Issuer's common stock (but only so long as the Trust holds at least 7.5% of the Issuer's common stock);

        (d)    The Trust's agreement to vote the Shares with the Issuer's management on all matters (other than the election of directors) only in the same proportion as the remaining shareholders of the Issuer vote (but only so long as the Trust holds at least 7.5% of the Issuer's common stock); and

        (e)    Certain restrictions in the Trust's ability to dispose of the Shares (but only so long as the Trust holds at least 7.5% of the Issuer's common stock).

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Name
99.1	Second Amended and Restated Investor Agreement

Page 4 of 5 Pages

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2004

ADLT SERIES 7 LIQUIDATING TRUST
By:	Bridge Associates, LLC, trustee
	By:	/s/ JEAN FITZSIMON Jean FitzSimon Authorized Signatory

Page 5 of 5 Pages

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
Signatures